TSX: TGL - NASDAQ: TGA

Calgary, Alberta, August 7, 2008 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six-month periods ended June 30, 2008. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil. With the sale of TransGlobe’s Canadian assets on April 30, the results from the Canadian segment of operations are presented as “discontinued operations” in this document.

HIGHLIGHTS

  Record cash flow from operations in the second quarter of $18.5 million ($0.31/diluted share);
  Second-quarter loss of $5.4 million ($0.09/diluted share) due to derivative losses;
  Debt reduced from $98.0 million at the end of the first quarter to $43.0 million in the second quarter;
  Sold Canadian assets for Cdn $56.7 million;
  Continued production growth from operated assets in Egypt to 3,352 Bopd in the second quarter; total production averaging 7,706 Boepd, a 44% increase over the comparable quarter in 2007; and
  Average production from continuing operations of 7,283 Bopd in the second quarter.

Corporate Summary

During the second quarter, TransGlobe saw record cash flow from operations of $18.5 million. The cash flow increase of $0.6 million over the prior quarter is significant because approximately 1,500 Boepd of Canadian production was sold on April 30. The high oil prices and the production increases from the newly acquired West Gharib properties have more than offset the sale of the Canadian production. TransGlobe recorded a gain of approximately $4.4 million on the sale of its Canadian assets. The proceeds of $56.7 million from this disposition were applied to reduce TransGlobe’s debt. This brought TransGlobe’s debt at the end of the second quarter to $43.0 million, down from $98.0 million at the end of the first quarter. TransGlobe’s debt-to-cash-flow ratio currently stands at approximately 0.7:1, and the Company is well positioned to take advantage of new opportunities. TransGlobe can fully fund its capital program from cash flow. In addition, TransGlobe’s financial flexibility going forward was further strengthened by the expansion of the Revolving Credit Agreement from $50.0 million to $64.0 million.

TransGlobe recorded a loss in the second quarter of $5.4 million, mainly as a result of derivative losses of $20.4 million ($17.1 million unrealized) caused by the recent extreme volatility in oil prices. The Dated Brent oil price of $138.86 at the end of the second quarter represents a 38% increase over the first quarter. By the end of July, the oil price had dropped to $123.24, which lowered the Company’s unrealized derivative liability to $19.4 million from $26.6 million at June 30, 2008. In 2008, approximately 26% percent of the Company’s net daily production in 2008 is hedged at an average ceiling price of approximately $82.00/Bbl.

TransGlobe average production for 2008 is targeted to be 7,300 to 7,500 Boepd, a 30% increase over 2007 average production. This increase can be achieved despite the sale of the Canadian assets. The average production in the first six months of 2008 was 7,776 Boepd (includes 4 months of production from Canadian operations). A record drilling program is scheduled for the next six months which could result in further production increases and reserve additions. TransGlobe has concentrated heavily on development work in West Gharib during the first six months of 2008. West Gharib production increased by an additional 600 Bopd from wells drilled. The recent arrival of a second, large rig is accelerating the Egyptian drilling program for the balance of 2008.

The drilling program for the second half of 2008 and for 2009 will have a greater focus on exploration. Two exploration wells are currently drilling in Egypt, and one exploratory well is drilling on Block 32 in Yemen. An additional exploration well is planned on Block 72 in Yemen for the fourth quarter of 2008. TransGlobe is currently interpreting the new 3D seismic for Block 72, which will likely lead to the identification of additional drilling locations in the area. An extensive 3D seismic acquisition program is planned for Block S-1/Block 75 in the fourth quarter. Development work in Yemen in the second half of the year will also include up to three wells on the An Nagyah field. Further, a development well on Block 32, Godah-10, is anticipated to commence drilling in the third quarter of this year. The operations update section of this report provides further detail on TransGlobe’s drilling plans for the rest of this year.

TransGlobe plans to drill up to eight new exploration prospects in the next twelve months, testing a variety of play types and sizes and potential reserves (unrisked) to TransGlobe of over 40 million barrels.

Other developments for TransGlobe include the recent increase – at no cost - of its holdings in the Nuqra field in Egypt due to the departure of a partner company and the announcement on July 30 of a new normal course issuer bid, which will allow the Company to buy back up to 5,558,322 shares at prevailing market price.

A conference call to discuss TransGlobe’s second quarter results presented in this report will be held August 7, 2008 at 2:30 PM Mountain Time (4:30 PM Eastern Time) and is accessible to all interested parties by dialing 1-416-641-6108 or toll-free 1-866-226-1792 (see also TransGlobe’s news release dated July 31, 2008).

FINANCIAL AND OPERATING RESULTS

FINANCIAL AND OPERATING RESULTS
($000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2008	2007	Change	2008	2007	Change
Oil and gas revenue	77,283	31,016	149%	137,703	56,770	143%
Oil and gas revenue net of royalties
and other	41,629	20,553	103%	77,544	37,804	105%
Operating expense	4,901	4,189	17%	10,690	6,597	144%
General and administrative expense	2,865	1,329	116%	5,137	2,532	103%
Depletion, depreciation and accretion
expense	9,145	10,021	(9)%	19,849	15,713	26%
Income taxes	11,574	2,492	364%	18,724	4,568	316%
Cash flow from operations*	18,485	12,814	44%	36,358	24,824	46%
Basic per share	0.31	0.22		0.61	0.42
Diluted per share	0.31	0.21		0.61	0.41
Net income (loss)	(5,365)	2,343	(329)%	(907)	8,323	(111)%
Basic per share	(0.09)	0.04		(0.02)	0.14
Diluted per share	(0.09)	0.04		(0.02)	0.14
Capital expenditures	4,522	10,048	(55)%	11,927	20,257	(41)%
Corporate acquisition	241	-		44,459	-
Long-term debt	42,197	-		42,197	-
Common shares outstanding
Basic (weighted average)	59,775	59,660	-	59,744	59,599	-
Diluted (weighted average)	59,775	60,534	-	59,744	60,587	-
Total assets	205,535	125,664	64%	205,535	125,664	64%

*	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Total production (Boepd) (6:1)*	7,706	5,353	44%	7,776	5,264	48%
Total sales (Boepd) (6:1)*	7,706	5,353	44%	7,776	5,347	45%
Oil and liquids (Bopd)	7,370	4,391	68%	7,034	4,352	62%
Average price ($ per Bbl)	112.45	68.08	65%	101.92	62.35	63%
Gas (Mcfpd)	2,016	5,767	(65)%	4,449	5,971	(25)%
Average price ($ per Mcf)	9.88	6.96	42%	8.78	6.84	28%
Operating expense ($ per Boe)	7.00	8.60	(19)%	7.55	6.82	11%

*	The differences in production and sales volumes result from inventory changes.

Financial from Continuing Operations (excludes Canadian Operations)
Oil and gas revenue from continuing
operations	74,616	25,041	198%	126,680	45,067	181%
Oil and gas revenue, net of royalties and
other, from continuing operations	39,541	15,632	153%	68,889	28,235	144%
Operating expense from continuing
operations	4,465	3,009	48%	8,388	4,373	92%
Depletion, depreciation and accretion
expense from continuing operations	9,145	7,203	27%	17,171	10,243	68%
Cash flow from continuing operations*	16,841	9,073	86%	30,005	17,479	72%
Basic per share	0.28	0.15		0.50	0.29
Diluted per share	0.28	0.15		0.50	0.29
Net income (loss) from continuing
operations	(11,449)	1,417	(908)%	(9,096)	6,519	(240)%
Basic per share	(0.19)	0.02		(0.15)	0.11
Diluted per share	(0.19)	0.02		(0.15)	0.11
Capital expenditures	4,913	8,224	(40)%	11,178	14,533	(23)%

*	Cash flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

Operating from Continuing Operations (excludes Canadian Operations)
Total production from continuing	7,283	3,964	84%	6,803	3,928	73%
operations (Bopd) (6:1)
Total sales (Bopd) (6:1)	7,283	3,964	84%	6,803	3,928	73%
Oil and liquids (Bopd)	7,283	3,964	84%	6,803	3,928	73%
Average price ($ per Bbl)	112.59	69.42	62%	102.32	63.37	61%
Operating expense ($ per Bbl)	6.74	8.34	(19)%	6.77	6.15	10%

2

FINANCIAL AND OPERATING RESULTS

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
Following the February 5, 2008 acquisition of GHP Exploration (West Gharib) Ltd. (“GHP”), TransGlobe holds a 100% working interest in the West Gharib PSC, which consists of nine development leases. This includes the East Hoshia development lease, which was approved in January 2008. Eight of the nine development leases (excluding the Hana development lease) are encumbered with a 25% financial interest through an investment agreement between Dublin Petroleum (Egypt) Limited (a wholly-owned subsidiary of TransGlobe) and a private company. The 25% financial interest is non-voting but otherwise is treated as a 25% participating interest partner.

Three wells were drilled during the second quarter resulting in two oil wells (at South Rahmi and Hoshia) and a water injection well at Hoshia. The drilling rig is currently drilling a deeper exploration well (9,000+ feet) at Hana which is expected to be completed in late August. The Hana exploration well is targeting a 2+ million barrel prospect (unrisked) below the main Hana pool. The secondary target for the well is the main producing reservoir in the Hana pool. The rig is currently scheduled to remain in the Hana field for additional development/appraisal wells. In mid-June, a second drilling rig (1,200 hp) arrived from China and was moved to a step out location in the Arta field for assembly and acceptance testing. The Arta well was drilled and cased as a potential oil well in late July. The well is expected to be completed and placed on production by mid August. Following the Arta well, the rig moved to an exploration well on the West Hoshia concession, targeting a 6+ million barrel (unrisked) prospect. Obtaining a second drilling rig was a critical element of the Company’s plan to accelerate the development of the existing West Gharib fields and to ramp up exploration on the West Gharib concession. The Company expects to drill 20-25 wells per year in West Gharib with two, deep rigs operating (depending upon the depths drilled). Acquisition commenced on a new 360+ km2 3-D seismic program in late July, one month ahead of schedule. The new 3-D seismic program extends northwest from the East Hoshia development lease to the East Arta development lease, covering five development leases. It is expected that the processed 3-D will be available for interpretation and mapping by the fourth quarter of this year to generate additional exploration and development locations.

The Company identified the Hana and Hoshia fields as waterflood/enhanced recovery projects with extended injection tests scheduled to commence mid-2008. Initial water injection commenced at Hana in late July and it is expected that water injection will begin at Hoshia in late August/September, depending on equipment availability. It is expected that full field-enhanced recovery project(s) could be approved by year-end, assuming the test injection projects support the reservoir simulation work. These projects could significantly increase the recoverable reserves assigned to the respective pools.

Production
Production from West Gharib averaged 3,758 Bopd (3,352 Bopd to TransGlobe) during the quarter, representing a 19% increase in total field production and a 38% increase to TransGlobe over the previous quarter. Production increases are primarily due to the purchase of a partner’s interest, adding approximately 900 Bopd effective February 5, 2008, and drilling successes on the Hana and Hoshia fields.

Production averaged 3,438 Bopd during July (3,103 Bopd to TransGlobe).

Quarterly West Gharib Production (Bopd)

	2008		2007
	Q-2	Q-1	Q-4	Q-3*
Gross field production rate	3,758	3,160	2,932	218
TransGlobe effective working interest	3,352	2,432	1,594	118
TransGlobe net (after royalties)	1,907	1,389	971	73
TransGlobe net (after royalties and tax)**	1,311	958	714	51

* Production presented represents six days production, averaged over the quarter.
** Under the terms of the West Gharib PSC, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration
TransGlobe Petroleum Egypt Inc. (a wholly-owned subsidiary) increased its working interest in the Nuqra #1 joint venture to 71.43% from 50% effective June 30, 2008, subject to government approval. The increased working interest represents the Company’s proportionate share of a departing joint venture partner’s interest. Effective June 30, 2008, the Company will pay 88.57% of costs up to first oil production at which time the Company will pay 71.43% of costs going forward. Prior to June 30, the Company had paid 60% of the costs to first oil production with a 50% working interest. The Company will recover carried costs from the remaining partners’ share of any future production.

The Company has identified a prospect that appears to be similar to the oil discovery announced by a competitor at Al Baraka #1 & 2 on the Kom Ombo Concession, located immediately west of the Nuqra Concession. One exploration well is budgeted for 2008 on a contingency basis. The Company has discussed rig sharing possibilities with the adjacent operators to facilitate a potential 2008/2009 drilling program.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81087% working interest)

Operations and Exploration
No new wells were drilled during the second quarter. Drilling commenced in August on an exploration well located approximately three kilometers east of Tasour. The exploration well is targeting a 12 million barrel (gross recoverable, unrisked) Qishn prospect with results expected during August. Following the Tasour east exploration well, the rig is scheduled to drill a step-out appraisal well at Godah 10 to extend the eastern boundary of the Godah pool.

3

FINANCIAL AND OPERATING RESULTS

Production

Production from Block 32 averaged 7,511 Bopd (1,037 Bopd to TransGlobe) during the quarter, essentially flat with the previous quarter. Production averaged approximately 7,805 Bopd (1,078 Bopd to TransGlobe) during July.

A six-inch gas pipeline connecting the Godah production facility to the Tasour Central Production Facility (“CPF”) was constructed to supply associated gas production from the Godah pool to the Tasour CPF for fuel gas. It is expected that up to 60% of diesel being consumed for power generation can be replaced with natural gas, resulting in lower operating costs. The fuel-gas project became operational in July.

Quarterly Block 32 Production (Bopd)

	2008		2007
	Q-2	Q-1	Q-4	Q-3
Gross production rate	7,511	7,482	7,582	8,913
TransGlobe working interest	1,037	1,033	1,047	1,231
TransGlobe net (after royalties)	521	579	620	845
TransGlobe net (after royalties and tax)*	377	455	478	722

* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration
Field acquisition of 410 km2 of 3-D seismic and 100 km of 2-D seismic was completed at the end of March 2008. The southeastern portion of the seismic data has been processed and interpreted. The first of two planned exploration wells will target a 20 million barrel (gross recoverable, unrisked) Qishn prospect identified on the new seismic. The remainder of the 3-D seismic acquired over the northwest portion of the Block is being mapped and interpreted. It is expected that a second exploration well will be selected on the northwest area early in the fourth quarter. Drilling is scheduled to commence on the first exploration well in mid October with the second exploration well scheduled for December/January.

The Block 72 joint venture group has a remaining commitment of one exploration well during the first exploration period, which was extended to January 2009.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration
The Production Sharing Agreement (“PSA”) for Block 84 was signed with the Ministry of Oil and Minerals (“MOM”) on April 13, 2008. The PSA is now before Parliament for final approval and ratification, which is expected to occur later this year. A 400+ km2 3-D seismic acquisition program is planned for late 2008 with exploration drilling to commence in 2009. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 84 PSA.

Block 84 encompasses 731 km2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Canadian Nexen Masila Block where more than one billion barrels of oil have been produced to date. The Block 84 joint venture group has committed to a 3-D seismic acquisition program and the drilling of four exploration wells during the first exploration period of 42 months.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
The operator is currently finalizing long term contracts for a drilling rig and services for Block S-1 and 75. Drilling is expected to commence early in the fourth quarter starting with three horizontal sidetracks in the An Nagyah field. The 2009 development and exploration drilling program for Block S-1 and Block 75 will be finalized during budget discussions this fall.

Gas injection commenced in the western portion of the An Nagyah field during the first quarter to improve production performance and increase recoverable reserves. In addition, the operator of the Block S-1 Joint Venture group has initiated discussions with the MOM regarding a potential development project to produce and sell known deposits of gas at the An Naeem discovery on Block S-1. At present, TransGlobe has not booked the significant gas reserves associated with the An Naeem discovery. An approved gas development plan is required to proceed with recognizing the reserves and with development.

A combined 3-D seismic program is planned to commence in late 2008 to define additional exploration drilling locations on the northwest portion of Block S-1 and the north portion of Block 75.

Production
Production from Block S-1 averaged 11,573 Bopd (2,893 Bopd to TransGlobe) during the second quarter, essentially flat with the previous quarter. Production averaged approximately 11,856 Bopd (2,964 Bopd to TransGlobe) during July.

Quarterly Block S-1 Production (Bopd)

	2008		2007
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	11,573	11,378	10,768	9,924
TransGlobe working interest	2,894	2,844	2,692	2,481
TransGlobe net (after royalties)	1,453	1,593	1,469	1,418
TransGlobe net (after royalties and tax)*	1,051	1,253	1,153	1,162

* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

4

FINANCIAL AND OPERATING RESULTS

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. A combined 3-D seismic program (Block S-1 and Block 75) is planned to commence in late 2008, with exploration drilling to commence in 2009.

Block 75 encompasses 1,050 km2 (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1. The Block 75 joint venture group has committed to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the first exploration period of 36 months.

CANADA

Operations and Exploration
The Canadian assets were sold on April 30, 2008. The Canadian segment of operations are presented as “discontinued operations”.

Production
Production averaged 1,283 Boepd during the month of April resulting in an average production rate of 423 Boepd during the second quarter of 2008.

Quarterly Canadian Production (Boepd)

	2008		2007
	Q-2	Q-1	Q-4	Q-3
TransGlobe working interest	423	1,523	1,504	1,397
TransGlobe net (after royalties)	331	1,197	1,250	1,175

5

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 7, 2008

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2008 and 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F can be found in the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

Forward-looking Information

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

This document contains the term “cash flow from operations” and “cash flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations and cash flow from continuing operations may not be comparable to similar measures used by other companies.

                 Reconciliation of Cash Flow from Operations and Cash Flow from Continuing Operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2008	2007	2008	2007
Cash flow from operating activities	9,573	11,260	25,889	22,789
Changes in non-cash working capital from
continuing operations	8,763	1,621	10,408	2,726
Changes in non-cash working capital from
discontinued operations	149	(67)	61	(691)
Cash flow from operations*	18,485	12,814	36,358	24,824
Less: Cash flow from discontinued operations	1,644	3,741	6,353	7,345

Cash flow from continuing operations*	16,841	9,073	30,005	17,479

*

Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

                Netback
Netback is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS

GUIDANCE

	Six Months Ended		Twelve Months Ended
	June 30, 2008		December 31, 2008
	Actual	Actual
	total	continuing
	operations	operations	Guidance
Production (Boepd)	7,776	6,803	7,300 – 7,500
Cash flow from operation ($millions)	36.4	30.0	68.0 – 70.0
Capital expenditures ($millions)*	11.9	11.2	38.0

Dated Brent oil prices ($/Bbl)	109.14	102.31	100.00

* Excluding corporate acquisitions.

The production and cash flow in the 2008 guidance includes four months of production from Canadian operations (sold effective April 30, 2008).

We expect capital expenditures for the year to be approximately $38.0 million, a reduction from the original Guidance of $58.6 million. The reduction resulted mainly from the rephasing of projects totaling approximately $11.0 million in Yemen from late 2008 to early 2009 and delay the $4.0 million drilling program in Nuqra (Egypt) to 2009 due to rig availability. The reduction in the budget for the West Gharib concession of approximately $5.0 million is a result of lower costs on our capital projects than originally budgeted. The budgeted work program of 15 wells, 3-D seismic and the enhanced recovery test projects on West Gharib are expected to be completed as planned. In addition to actively pursuing new opportunities, excess cash will be applied to reduce company debt and to the purchase of shares under the normal course issuer bid.

The 2008 Guidance provides information as to management’s expectation for results of operations for 2008. Readers are cautioned that the 2008 Guidance may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly:

Sensitivity	Cash flow from operations
	$millions	Per share
Volume changes
500 Bopd	5.0	0.08
Price changes
Dated Brent oil price - $10/Bbl	2.8	0.05

This guidance contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2008		2007
($000s, except per share, price and volume
amounts)	Q-2	Q-1	Q-4	Q-3	Q-2
Total Operations
Average sales volumes (Boepd)	7,706	7,845	6,837	5,227	5,353
Average price ($/Boe)	110.21	84.63	75.83	67.04	63.68
Oil and gas sales	77,283	60,420	47,699	32,240	31,016
Oil and gas sales, net of royalties and other	41,629	35,915	29,343	20,764	20,553

Cash flow from operations*	18,485	17,873	13,944	13,373	12,814
Cash flow from operations per share
- Basic	0.31	0.30	0.23	0.22	0.22
- Diluted	0.31	0.30	0.23	0.22	0.21

Net income (loss)	(5,365)	4,458	(719)	5,198	2,343
Net income (loss) per share
- Basic	(0.09)	0.07	(0.02)	0.09	0.04
- Diluted	(0.09)	0.07	(0.01)	0.08	0.04

Total assets	205,535	249,401	204,219	202,718	125,664

Continuing Operations
Average sales volumes (Bopd)	7,283	6,322	5,333	3,830	3,964
Average price from continuing operations	112.59	90.49	83.14	74.72	69.42
($/Bbl)
Oil and gas sales	74,616	52,064	40,788	26,326	25,041
Oil and gas sales, net of royalties and other	39,541	29,348	23,600	15,793	15,632

Cash flow from continuing operations*	16,841	13,164	9,334	9,257	9,073
Cash flow from continuing operations per
share
- Basic	0.28	0.22	0.16	0.16	0.15
- Diluted	0.28	0.22	0.15	0.15	0.15

Net income (loss)	(11,449)	2,353	(2,319)	4,168	1,417
Net income (loss) per share
- Basic	(0.19)	0.04	(0.04)	0.07	0.02
- Diluted	(0.19)	0.04	(0.04)	0.07	0.02

*

Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Average sales volumes from total operations decreased 2%, on a Boepd basis, in Q2-2008 from Q1-2008 due to the sale of the Canadian operations, offset by increased production from continuing operations. Average sales volumes from continuing operations increased 15%, on a Bopd basis, in Q2-2008 from Q1-2008 due to realizing the full impact of the GHP acquisition in Egypt which added approximately 900 Bopd effective February 5, 2008 and drilling successes on the Hana and Hoshia fields in Egypt.

Cash flow from total operations and continuing operations increased 3% and 28% in Q2-2008 compared with Q1-2008, respectively. The increase in cash flow from total operations is due to an increase in average commodity prices, offset by a small decrease in total volumes, and increased royalty, general and administrative expenses (“G&A”) and operating costs. The increase in cash flow from continuing operations is mainly a result of a 24% increase in average commodity prices and a 15% increase in volumes, offset partially by increased royalty, G&A and operating costs.

Net income from total operations in Q2-2008 was a loss of $5.4 million, representing a $9.8 million decrease from Q1-2008. Net income from total operations in Q2-2008 includes a gain on disposition of the Canadian assets of $4.4 million, net of tax. Net income from continuing operations in Q2-2008 was a loss of $11.4 million, representing a decrease of $13.8 million from Q1–2008. Although revenues, net of royalties, increased by $10.2 million in Q2, this amount was offset by a $16.5 million increase in the derivative loss on commodity contracts and an increase of $1.6 million amortization of transactions costs, resulting from the repayment of the Term Loan.

CORPORATE ACQUISITION

In the first quarter of 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

The adjustment date of the acquisition is September 30, 2007, with all changes in working capital to February 5, 2008 (the closing date), including oil production from September 30, 2007 to February 5, 2008, recorded as a purchase price adjustment. Oil produced after February 5, 2008 is recorded as TransGlobe production.

DISCONTINUED OPERATIONS

TransGlobe entered into an agreement with a third party for the sale of its Canadian segment of operations to allow the Company to focus on the development of its Middle East/North Africa assets. The sale closed on April 30, 2008. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

Q2-2008 TO Q2-2007 NET INCOME VARIANCES

	$000s	$Per Share Diluted	% Variance
Q2-2007 net income	2,343	0.04
Cash items
Volume variance	33,563	0.55	1,432
Price variance	16,012	0.26	683
Royalties	(25,667)	(0.42)	(1,095)
Expenses:			-
Operating	(1,455)	(0.02)	(62)
Realized derivative loss	(3,373)	(0.06)	(144)
Cash general and administrative	(1,428)	(0.02)	(61)
Current income taxes	(9,079)	(0.15)	(387)
Realized foreign exchange loss	33	-	1
Interest on long-term debt	(981)	(0.02)	(42)
Settlement of asset retirement obligations	95	-	4
Other income	48	-	2
Cash flow from discontinued operations	2,871	0.05	123
Total cash items variance	10,639	0.17	454
Non-Cash items
Unrealized derivative loss	(16,866)	(0.28)	(720)
Depletion, depreciation and accretion	(1,943)	(0.03)	(83)
Stock-based compensation	(135)	-	(6)
Settlement of asset retirement obligations	(95)	-	(4)
Amortization of deferred financing costs	(1,596)	(0.03)	(68)
Non-cash income from discontinued operations	2,288	0.04	98
Total non-cash items variance	(18,347)	(0.30)	(783)

Q2-2008 net income (loss)	(5,365)	(0.09)	(329)

Net income decreased $7.7 million in Q2-2008 compared with Q2-2007 mainly as a result of a $17.1 million unrealized derivative loss in the quarter ended June 30, 2008.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			Three Months Ended June 30		Six Months Ended June 30
			2008	2007	2008	2007
Egypt	- Oil sales*	Bopd	3,352	-	2,892	-
Yemen	- Oil sales	Bopd	3,931	3,964	3,911	3,928
Total continuing operations
	- daily sales volumes	Bopd	7,283	3,964	6,803	3,928
Canada	- Oil and liquids sales**	Bopd	87	428	231	423
	- Gas sales**	Mcfpd	2,016	5,767	4,449	5,971
Canada		Boepd	423	1,389	973	1,419
Total Company – daily sales volumes		Boepd	7,706	5,353	7,776	5,347

*	Egypt includes the operating results of GHP for the period February 5, 2008 to June 30, 2008. In that period, production averaged 1,082 Bopd for a year to date average of 874 Bopd.

**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production averaged 1,463 Boepd.

Netback from Continuing Operations

		Consolidated
	Six Months Ended June 30, 2008		Six Months Ended June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	126,680	102.31	45,057	63.37
Royalties and other	57,791	46.68	16,822	23.66
Current taxes	18,806	15.19	4,497	6.32
Operating expenses	8,388	6.77	4,373	6.15

Netback	41,695	33.68	19,365	27.24

		Consolidated
	Three Months Ended June 30, 2008		Three Months Ended June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	74,616	112.59	25,041	69.42
Royalties and other	35,075	52.92	9,409	26.08
Current taxes	11,574	17.46	2,495	6.92
Operating expenses	4,465	6.74	3,009	8.34

Netback	23,502	35.46	10,128	28.08

Segmented Net Operating Results

In Q2-2008, the Company had continuing operations in two geographic areas, segmented into the Arab Republic of Egypt and the Republic of Yemen (“Yemen”), and discontinued operations in Canada. The MD&A for the continuing operations will follow. Please refer to “Operating Results from Discontinued Operations” for the MD&A on the Canadian segment.

Egypt

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	48,610	92.35	-	-
Royalties and other	20,913	39.73	-	-
Current taxes	8,639	16.41	-	-
Operating expenses	2,037	3.87	-	-

Netback	17,021	32.34	-	-

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	30,984	101.58	-	-
Royalties and other	13,352	43.77	-	-
Current taxes	5,515	18.08	-	-
Operating expenses	1,326	4.35	-	-

Netback	10,791	35.38	-	-

The netback for Egypt for Q2-2008 includes average quarterly production of 1,128 Bopd from the GHP acquisition that closed on February 5, 2008 and 2,224 Bopd from the acquisition of Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc. (“Drucker”) that was completed in Q3-2007. The average selling price during that period for this production was $101.58/Bbl, which represents a gravity/quality adjustment of approximately $19.80/Bbl to an average Dated Brent price for the period of $121.38/Bbl.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Yemen

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	78,070	109.68	45,057	63.37
Royalties and other	36,878	51.81	16,822	23.66
Current taxes	10,167	14.28	4,497	6.32
Operating expenses	6,351	8.92	4,373	6.15

Netback	24,674	34.67	19,365	27.24

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	43,632	121.97	25,041	69.42
Royalties and other	21,723	60.73	9,409	26.08
Current taxes	6,059	16.94	2,495	6.92
Operating expenses	3,139	8.77	3,009	8.34

Netback	12,711	35.53	10,128	28.08

In Yemen, netback increased 26% and 27% in the three and six month periods ending June 30, 2008, respectively, compared with the same periods of 2007, primarily as a result of oil sales increasing by 74% and 73%, respectively. The increase in sales was mainly due to oil prices growing in the three and six month periods ending June 30, 2008 by 76% and 73%, respectively, over 2007. Sales volumes remained constant in Q2-2008 compared with Q2-2007.

  Royalties and taxes as a percentage of revenue increased to 60% in the first six months of 2008 compared with 47% in 2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSAs allow for the recovery of operating and capital costs through a reduction in government take of oil production.

  Operating expenses on a Bbl basis for the three and six months ended June 30, 2008 increased 5% and 45%, respectively, mainly due to declining production in the Tasour field, increased diesel costs and well workovers.

COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in September 2007 to protect the cash flows from the added risk of commodity price exposure following a marked increase in TransGlobe’s debt levels resulting from the Dublin and Drucker acquisitions.

From a corporate perspective, the high commodity prices in the quarter had a significant positive impact on the Company’s revenue. However, these strong prices resulted in realized losses recorded on the derivative commodity contracts closed out during the quarter based on a weighted average Dated Brent oil price of $121.38/Bbl. In addition, the high forward curve prices for Dated Brent oil of $138.86/Bbl at June 30, 2008 resulted in the recording of unrealized losses on the future derivative commodity contracts.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2008	2007	2008	2007
Realized cash loss on commodity contracts	3,373	-	4,877	-
Unrealized loss on remaining commodity
contracts	17,061	195	19,468	154

Total derivative loss on commodity contracts	20,434	195	24,345	154

If the Dated Brent oil price remains at the high levels experienced at the end of Q2-2008, the unrealized loss will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $6.1 million reduction in the derivative commodity contract liability, thus reducing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by a further $6.2 million. The following commodity contracts are outstanding at June 30, 2008:

Period	Volume	Type	Dated Brent Pricing
Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

10

MANAGEMENT’S DISCUSSION AND ANALYSIS

The total volumes hedged for the balance of 2008 and the following years are:

	6 Months
	2008	2009	2010
Bbls	146,000	221,000	96,000
Bopd	793	605	263

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the derivative commodity contracts were classified as both current and long-term liabilities on the Balance Sheet as at June 30, 2008 as there is no intent to early settle these derivative instruments. With $15.0 million of the derivative commodity contracts classified as current liabilities, $11.6 million of the derivative commodity contracts were classified as long-term liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	5,260	3.72	2,924	3.02
Stock-based compensation	766	0.54	585	0.60
Capitalized G&A	(842)	(0.59)	(863)	(0.89)
Overhead recoveries	(47)	(0.03)	(114)	(0.12)

G&A (net)	5,137	3.64	2,532	2.61

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	2,751	3.92	1,453	2.78
Stock-based compensation	452	0.64	317	0.65
Capitalized G&A	(334)	(0.48)	(385)	(0.59)
Overhead recoveries	(4)	(0.01)	(56)	(0.11)

G&A (net)	2,865	4.07	1,329	2.73

In the three and six months ended June 30, 2008, G&A increased 116% and 103%, respectively (49% and 39% increase, respectively, on a sales Bbl basis), compared with the same period in 2007. The G&A per Bbl is higher mainly as a result of the West Gharib acquisitions, a new operated area for the Company, which required higher staffing levels and increased travel costs. Higher professional fees resulting from the acquisitions and increased compliance, as well as one-time charges relating to the disposition of the Canadian operations also contributed to the rise in total G&A costs.

INTEREST ON LONG-TERM DEBT

Interest expense in the three and six months ended June 30, 2008 increased to $2.6 million and $4.3 million, respectively (2007 - $Nil and $Nil, respectively). Interest expense for the three and six months ended June 30, 2008 includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three months ended June 30, 2008, the Company expensed $1.6 million of transaction costs associated with the Term Loan, which was repaid in April 2008. The Company had $43.0 million of debt outstanding on June 30, 2008 (June 30, 2007 - $Nil). The long-term debt bears interest at the Eurodollar Rate plus three percent.

DEPLETION AND DEPRECIATION

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,921	20.75	3,904	-
Yemen	6,173	8.67	6,268	8.82
Corporate	77	-	71	-

	17,171	13.87	10,243	8.82

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,994	19.65	3,892	-
Yemen	3,111	8.70	3,274	9.08
Corporate	40	-	37	-

	9,145	13.80	7,203	9.08

In Egypt, depletion and depreciation (“DD&A”) in the three and six months ended June 30, 2008 increased to $6.0 million and $10.9 million, respectively, due to DD&A charges from the West Gharib acquisitions in Egypt. The DD&A costs in 2007 represent the write-off of dry hole costs. The high DD&A costs per Bbl result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate per Bbl will decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Bbl basis for the three and six months ended June 30, 2008 decreased 4% and 2%, respectively, primarily as a result of increased proved reserves.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Egypt, unproven property costs of $9.9 million relating to $7.9 million in Nuqra and $2.0 million in West Gharib were excluded from costs subject to depletion and depreciation. In Yemen, unproven property costs of $6.9 million relating mainly to Block 72, Block 75 and Block 84 were excluded from costs subject to depletion and depreciation.

CAPITAL EXPENDITURES/DISPOSITIONS

	Six Months Ended
	June 30, 2008	June 30, 2007
(000s)	$	$
Egypt	6,513	3,621
Yemen	4,581	10,912
Corporate	84	-
	11,178	14,533
Acquisition	36,602	-

Total	47,780	14,533

In Egypt, the Company drilled two oil wells at Hana, one oil well at each of South Rahmi and Hoshia and a water injection well at Hoshia, in the West Gharib area during the six months ended June 30, 2008. In February 2008, the Company acquired the shares of GHP that holds a 30% working interest in the West Gharib PSC and valued the property, plant and equipment of GHP at $36.6 million. Goodwill of $3.4 million was recorded on this acquisition.

In Yemen, the Company drilled two wells on Block 32, completed construction of a six-inch gas pipeline connecting the Godah production facility to the Tasour Central Production Facility and completed a 3-D seismic program on Block 72 during the six months ended June 30, 2008.

OUTSTANDING SHARE DATA

As at June 30, 2008, the Company had 59,799,839 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the six month periods ended June 30, 2008 and 2007:

Sources and Uses of Cash

	Six Months Ended June 30
($000s)	2008	2007
Cash sourced
Cash flow from continuing operations*	30,005	17,479
Increase in long-term debt	40,000	-
Exercise of options	514	333
	70,519	17,812
Cash used
Exploration and development expenditures	11,178	14,533
Acquisition	44,459	-
Repayment of long-term debt	55,000	-
Bank financing costs	1,184	-
Options surrendered for cash payments	256	-
Purchase of common shares	-	471
Other	21	(129)
	112,098	14,875
Net cash from continuing operations	(41,579)	2,937
Net cash from discontinued operations	53,647	3,088
Changes in non-cash working capital	(13,124)	(6,005)
Increase (decrease) in cash and cash equivalents	(1,056)	20
Cash and cash equivalents – beginning of period	12,729	8,836

Cash and cash equivalents – end of period	11,673	8,856

*	Cash flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the acquisition of GHP in the first six months of 2008 was provided by cash flow from operations, working capital, long-term debt, and the sale of the Canadian oil and gas assets.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2008 the Company had working capital of $21.3 million (December 31, 2007 - $5.5 million) including discontinued operations. Accounts receivable increased primarily as a result of the GHP acquisition in Q1-2008 and revenue receivable in Egypt. These receivables are not considered to be impaired. Accounts payable increased due to the GHP acquisition and increased drilling activity in Egypt.

During Q2-2008, the Company repaid the $48.0 million Term Loan and $7.0 of the Revolving Credit Agreement. At June 30, 2008, $43.0 million remained drawn against the Revolving Credit Agreement of $50.0 million.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS

($000s)	June 30, 2008	December 31, 2007
Revolving Credit Agreement	43,000	50,000
Term Loan Agreement	-	8,000
	43,000	58,000
Unamortized transaction costs	(803)	(1,315)
	42,197	56,685

Current portion of long-term debt	-	4,727
Long-term debt	42,197	51,958

The Company expects to fund its approved 2008 exploration and development program of $58.6 million ($11.2 million incurred to June 30, 2008) through the use of working capital and cash flow. The use of additional debt or equity financing during 2008 may also be utilized to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

The Company is subject to financial covenants in its revolving credit agreement. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2008.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	14,456	14,456	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	43,000	-	43,000	-	-
Office and equipment leases	No	834	347	487	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		71,190	15,303	49,287	6,600	-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining commitment to TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the PSA for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only. The sale of the Canadian operations closed April 30, 2008. Q2-2008 figures include one month of operational and financial results. Year-to-date 2008 figures include four months of operational and financial results. Comparative 2007 Q2 and year-to-date figures are for full periods. The Canadian operations and results have been accounted for as discontinued operations.

Net Operating Results

Canada

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	2,189	96.36	2,225	56.29
Gas sales ($ per Mcf)	7,113	8.78	7,396	6.84
NGL sales	1,606	82.73	1,832	49.34
Other sales	115	-	260	-
	11,023	62.25	11,713	45.62
Royalties and other	2,368	13.37	2,144	8.35
Operating expenses	2,302	13.00	2,224	8.66

Netback	6,353	35.88	7,345	28.61

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	557	115.56	1,146	60.56
Gas sales ($ per Mcf)	1,813	9.88	3,654	6.96
NGL sales	243	77.66	1,021	51.12
Other sales	54	-	154	-
	2,667	69.22	5,975	47.28
Royalties and other	579	15.03	1,054	8.34
Operating expenses	436	11.32	1,180	9.34

Netback	1,652	42.88	3,741	29.60

The netback in Canada, on a Boe basis, increased 45% and 25% in the three and six months ended June 30, 2008, respectively compared with the same periods in 2007. This increase is primarily a result of a 46% and 36% increase, respectively, in sales on a Boe basis, which in turn was offset by higher royalty costs, higher operating costs per Boe in Canada, where cost pressures for services continued, and a higher number of workovers.

Depreciation, Depletion and Accretion (“DD&A”)

	Six Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe

Canada	2,678	15.12	5,470	21.58

	Three Months Ended
	June 30, 2008		June 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe

Canada	-	-	2,818	20.60

In Canada, DD&A decreased 30% per Boe to $15.12/Boe in the six months ended June 30, 2008 compared with $21.58/Boe in the same period in 2007. DD&A was not recognized on the Canadian assets after the held-for-sale criterion had been met.

Future Income Taxes

The future income recovery included in net income from discontinued operations for the six months ended June 30, 2008 was $0.08 million (2007 expense of $0.07 million). This cost relates to a non-cash expense for taxes to be paid in the future as Canadian tax pools reverse.

Capital expenditures

	Six Months Ended
($000s)	June 30, 2008	June 30, 2007

Canada	749	5,724

14

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Foreign currency translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated foreign operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates, and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING & DISCLOSURE AND PROCEDURES

TransGlobe is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX (“C-Sox”). The 2008 certificate requires that the Company disclose in the interim MD&A any changes in the Company’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting. The Company confirms that no such changes were made to the internal controls over financial reporting during the first six months of 2008.

SUBSEQUENT EVENT

On July 30, 2008, the Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,332 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009.

15

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

 (Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

REVENUE
Oil and gas sales, net of royalties and other	$39,541	$15,632	$68,889	$28,235
Derivative loss on commodity contracts (Note 14a)	(20,434)	(195)	(24,345)	(154)
Other income	71	23	134	40

	19,178	15,460	44,678	28,121

EXPENSES
Operating	4,465	3,009	8,388	4,373
General and administrative	2,865	1,329	5,137	2,532
Interest on long-term debt	2,604	-	4,285	-
Foreign exchange (gain) loss	(26)	7	(13)	(43)
Depletion and depreciation (Note 6)	9,145	7,203	17,171	10,243

	19,053	11,548	34,968	17,105

Income before income taxes	125	3,912	9,710	11,016

Income taxes – current	11,574	2,495	18,806	4,497

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(11,449)	1,417	(9,096)	6,519
NET INCOME FROM DISCONTINUED OPERATIONS (Note 4)	6,084	926	8,189	1,804
NET INCOME (LOSS)	(5,365)	2,343	(907)	8,323

Retained earnings, beginning of period	62,245	51,340	57,787	45,360

RETAINED EARNINGS, END OF PERIOD	$56,880	$53,683	$56,880	$53,683

Net income (loss) from continuing operations
per share (Note 12)
- Basic	$(0.19)	$0.02	$(0.15)	$0.11
- Diluted	$(0.19)	$0.02	$(0.15)	$0.11

Net income from discontinued operations
per share (Note 12)
- Basic	$0.10	$0.02	$0.13	$0.03
- Diluted	$0.10	$0.02	$0.13	$0.03

Net income (loss) per share (Note 12)
- Basic	$(0.09)	$0.04	$(0.02)	$0.14
- Diluted	$(0.09)	$0.04	$(0.02)	$0.14

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

Net income (loss)	$(5,365)	$2,343	$(907)	$8,323
Other comprehensive income (loss):
Foreign currency translation adjustment	916	4,128	(886)	4,556

COMPREHENSIVE INCOME (LOSS)	$(4,449)	$6,471	$(1,793)	$12,879

See accompanying notes to the consolidated financial statements.

16

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
As at June 30 and December 31
(Unaudited - Expressed in thousands of U.S. Dollars)

	2008	2007

ASSETS
Current
Cash and cash equivalents	$11,673	$12,729
Accounts receivable	37,340	14,408
Prepaid expenses	446	320
Discontinued operations (Note 4)	1,264	4,300

	50,723	31,757

Goodwill (Note 5)	7,954	4,313
Property and equipment (Notes 6 and 15)	146,858	116,288
Discontinued operations (Note 4)	-	51,861

	$205,535	$204,219

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,570	$7,790
Income taxes payable	136	-
Derivative commodity contracts (Note 14a)	15,004	7,098
Current portion of long-term debt (Note 7)	-	4,727
Liabilities of discontinued operations (Note 4)	750	6,648

	29,460	26,263

Derivative commodity contracts (Note 14a)	11,562	-
Long-term debt (Note 7)	42,197	51,958
Discontinued operations (Note 4)	-	2,755

	83,219	80,976

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	50,789	50,128
Contributed surplus (Note 10)	3,767	3,562
Accumulated other comprehensive income (Note 11)	10,880	11,766
Retained earnings	56,880	57,787

	122,316	123,243

	$205,535	$204,219

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Ross G. Clarkson, Director	Fred J. Dyment, Director

17

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$(5,365)	$2,343	$(907)	$8,323
Net income from discontinued operations	6,084	926	8,189	1,804
Net income (loss) from continuing operations	(11,449)	1,417	(9,096)	6,519
Adjustments for items not affecting cash:
Depletion and depreciation	9,145	7,203	17,171	10,243
Stock-based compensation (Note 9)	452	317	766	585
Amortization of deferred financing costs	1,632	36	1,696	73
Unrealized derivative loss on commodity contracts	17,061	195	19,468	154
Settlement of asset retirement obligations	-	(95)	-	(95)
Changes in non-cash working capital	(8,763)	(1,621)	(10,408)	(2,726)
Cash provided by continuing operations	8,078	7,452	19,597	14,753
Cash provided by discontinued operations	1,495	3,808	6,292	8,036

	9,573	11,260	25,889	22,789

FINANCING
Increase in long-term debt (Note 7)	-	-	40,000	-
Repayments of long-term debt (Note 7)	(55,000)	-	(55,000)	-
Deferred financing costs	(36)	-	(1,184)	-
Issue of common shares for cash (Note 8)	112	-	514	333
Options surrendered for cash payments (Note 8)	-	-	(256)	-
Purchase of common shares (Note 8)	-	(471)	-	(471)
Changes in non-cash working capital	321	-	596	-

	(54,603)	(471)	(15,330)	(138)

INVESTING
Exploration and development expenditures	(4,913)	(8,224)	(11,178)	(14,533)
Acquisitions (Note 3)	(241)	-	(44,459)	-
Changes in non-cash working capital	(148)	877	(2,976)	(3,279)
Cash used by continuing operations	(5,302)	(7,601)	(58,613)	(17,812)
Cash provided (used) by discontinued operations	50,097	(1,570)	47,019	(4,948)

	44,795	(9,171)	(11,594)	(22,760)

Effect of exchange rate changes on cash and cash equivalents	(28)	162	(21)	129

NET (DECREASE) INCREASE IN CASH AND CASH	(262)	6,008	(1,056)	20
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,935	2,848	12,729	8,836

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,673	$8,856	$11,673	$8,856

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$2,604	-	$4,128	-
Cash taxes paid	$11,574	$2,495	$18,310	$4,497
Cash is comprised of cash on hand and balances with banks	$11,673	$8,856	$11,673	$8,856
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Expressed in U.S. Dollars)

1.           Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) as at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2007, except as outlined in Note 2. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2007. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2.           Changes in accounting policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Company has applied these new standards prospectively in Note 13 - Capital disclosures for Section 1535 Capital Disclosures and in Note 14 - Financial instruments and risk management for Sections 3862 Financial Instruments Disclosures and 3863

Financial Instruments Presentations.

                Foreign currency translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

                New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

3.           Acquisitions

                GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,375
Working capital, net of cash acquired	4,217
$44,194

The above allocation of the purchase price is preliminary and is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

                Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc.

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67.7 million, net of cash acquired. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,949
Transaction costs	317
$68,266

Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,578
Working capital, net of cash acquired	8,865
$68,266

4.           Discontinued operations

On April 15, 2008, the Company entered into an agreement with a third party for the sale of its Canadian oil and natural gas interests. The sale price of the assets was $56.7 million, subject to normal closing adjustments. The sale closed on April 30, 2008. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

The Company recorded a gain on disposition of $4.4 million, net of tax, in the three months ended June 30, 2008. The total gain booked is an estimate based on the proceeds expected to be received per the final closing statement of adjustments. The final closing statement of adjustments is expected to be completed in the fourth quarter of 2008.

Discontinued operations as at December 31, 2007 included current assets of $4.3 million, property and equipment of $50.3 million, and a future income tax asset of $1.9 million. Discontinued operations also included current liabilities of $6.6 million and asset retirement obligations of $2.8 million. Discontinued operations at June 30, 2008 included current assets of $1.0 million, property and equipment of $0.3 million, and current liabilities of $0.7 million.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties	$2,088	$4,921	$8,655	$9,569

Expenses
Operating	436	1,180	2,302	2,224
Depletion, depreciation and accretion	-	2,818	2,678	5,470
	436	3,998	4,980	7,694
Gain on disposition, net of tax	4,432	-	4,432	-
Income from discontinued operations before taxes	6,084	923	8,107	1,875
Future income tax recovery (expense)	-	3	82	(71)

Net income from discontinued operations	$6,084	$926	$8,189	$1,804

20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the six months ended June 30, 2008 of $0.4 million (2007 - $0.3 million). Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for the six months ended June 30, 2008 (2007 - $Nil). Future development costs for proved reserves of $0.3 million (2007 - $3.9 million) were included in the depletion and depreciation calculations. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

5.           Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Six Months Ended	Twelve Months Ended
(000s)	June 30, 2008	December 31, 2007
Opening balance	$4,313	$-
Acquired during period (Note 3)	3,641	4,313

Closing balance	$7,954	$4,313

6.           Property and equipment

The Company capitalized overhead costs relating to exploration and development activities during the six months ended June 30, 2008 of $0.5 million (2007 - $0.2 million) in Egypt and $0.03 million (2007 - $0.2 million) in Yemen.

Unproven property costs excluded from the costs subject to depletion and depreciation for the six months ended June 30, 2008 totalled $9.9 million (2007 - $7.4 million) in Egypt and $6.8 million (2007 - $2.8 million) in Yemen.

Future development costs for proved reserves included in the depletion calculations for the six months ended June 30, 2008 totalled $2.3 million (2007 - $Nil) in Egypt and $6.9 million (2007 - $9.1 million) in Yemen.

7.           Long-term debt

(000s)	June 30, 2008	December 31, 2007
Revolving Credit Agreement	$43,000	$50,000
Term Loan Agreement	-	8,000
	43,000	58,000
Unamortized transaction costs	(803)	(1,315)
	42,197	56,685

Current portion of long-term debt	-	4,727
	$42,197	$51,958

As at June 30, 2008, the Company has a $50.0 million Revolving Credit Agreement. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million. The entire amount of the Term Loan and $7.0 million of the Revolving Credit Agreement was repaid in April 2008. The Revolving Credit Agreement expires on September 19, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three and six months ended June 30, 2008, the average effective interest rate was 7.0% and 7.5%, respectively (2007 – Nil and Nil). The Company expensed $1.6 million in fees associated with the Term Loan Agreement in the three months ended June 30, 2008 when the balance was repaid.

The future debt payments on long-term debt as of June 30, 2008 are as follows:

(000s)
2008	-
2009	-
2010	$43,000

8.           Share capital

                Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

                Issued

	Six Months Ended		Year Ended
	June 30, 2008		December 31, 2007
(000s)	Shares	Amount	Shares	Amount
Common shares, beginning of period	59,627	$50,128	58,883	$49,360
Stock options exercised	173	514	860	605
Stock options surrendered for cash payments	-	(256)	-	-
Stock-based compensation on exercise	-	403	-	260
Purchase of common shares	-	-	(116)	(97)

Common shares, end of period	59,800	$50,789	59,627	$50,128

21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.           Stock option plan Stock Options

	Six Months Ended		Year Ended
	June 30, 2008		December 31, 2007
		Weighted		Weighted
(000s, except per share amounts)	No. of	Average	No. of	Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period	2,936	$4.11	3,110	$3.12
Granted	1,422	4.95	1,091	4.44
Exercised for common shares	(173)	2.25	(860)	0.53
Surrendered for cash payments	(150)	2.66	-	-
Forfeited	(308)	4.88	(405)	5.01

Options outstanding, end of period	3,727	$4.51	2,936	$4.11

Options exercisable, end of period	1,410	$3.95	1,602	$3.69

                Stock-based compensation
Stock-based compensation expense in the three and six months ended June 30, 2008 of $0.5 million and $0.8 million, respectively, has been recorded in the Consolidated Statements of Income and Retained Earnings (2007 - $0.3 million and $0.6 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2008 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	1.80
Risk-free interest rate (percent)	3.3
Expected volatility (percent)	44.18
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

Options granted vest annually over a three-year period and expire five years after the grant date.

10.         Contributed surplus

	Six Months Ended	Year Ended
(000s)	June 30, 2008	December 31, 2007
Contributed surplus, beginning of period	$3,562	$2,863
Stock-based compensation expense	608	959
Transfer to common shares on exercise of options	(403)	(260)

Contributed surplus, end of period	$3,767	$3,562

11.         Accumulated other comprehensive income

The balance of accumulated other comprehensive income consists of the following:

	Six Months Ended	Year Ended
(000s)	June 30, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of period	$11,766	$3,212
Other comprehensive income (loss):
Foreign currency translation adjustment	(886)	8,554

Accumulated other comprehensive income, end of period	$10,880	$11,766

12.         Per share amounts

In calculating the net income (loss) per share, net income (loss) from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2008	2007	2008	2007
Weighted average number of shares outstanding	59,775	59,660	59,744	59,599
Dilution effect stock options	-	874	-	988

Weighted average number of diluted shares outstanding	59,775	60,534	59,744	60,587

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2008, the Company excluded all stock options outstanding as there was a loss from continuing operations in the periods. For the three and six months ended June 30, 2007 the Company excluded 1,302,000 and 1,277,000 options, respectively, because their exercise price was greater than the period average common share market price in the period.

22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.         Capital disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s cash flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, cash flow from operations is defined as the net income (including net income from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock based compensation, and non-cash derivative loss on commodity contracts.

The Company defines and computes its capital as follows:

(000s)	June 30, 2008	December 31, 2007

Shareholders’ equity	$122,316	$123,243
Long-term debt, including the current portion	42,197	56,685
Cash	(11,673)	(12,729)

Total capital	$152,840	$167,199

	12 Months Trailing
(000s)	June 30, 2008	December 31, 2007
Long-term debt, including the current portion	$42,197	$56,685

Cash flow from operating activities	$67,187	$53,618
Changes in non-cash working capital	(3,512)	(1,477)
Cash flow from operations	$63,675	$52,141

Ratio	0.7	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2008.

14.         Financial instruments and risk management

                Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents as financial assets held for trading and its derivative commodity contracts as financial liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, income taxes payable, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2008
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$11,673	$11,673
Loans and receivables	37,340	37,340
Financial liabilities held-for-trading	26,566	26,566
Other liabilities	56,653	57,456

                Credit Risk
Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which the Company extends credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at June 30, 2008
Neither impaired nor past due	$13,895
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	6,254
31-60 days	5,314
61-90 days	4,801
Over 90 days	7,076

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser. In Canada, the Company sold primarily all of its 2008 gas production to one purchaser and primarily all of its 2008 oil production to another single purchaser.

                Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

                a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years.

Any movement in commodity prices would have a significant effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following are the contracts outstanding at June 30, 2008:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices would decrease the net income, for the three and six months ended June 30, 2008, by $6.2 million due to an increase in the unrealized derivative loss. The effect of a 10% decrease in commodity prices would increase the net income, for the three and six months ended June 30, 2008, by $6.1 million due to the decrease of the unrealized derivative loss.

                b) Foreign Currency Exchange Risk
The Company’s Canadian operations are exposed to fluctuations in foreign currency exchange rates. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the three and six months ended June 30, 2008.

                c) Interest Rate Risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the three and six months ended June 30, 2008, by $0.2 million and $0.4 million, respectively. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the three and six months ended June 30, 2008, by $0.2 million and $0.4 million, respectively.

                Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2008:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$14,456	$14,456	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	43,000	-	43,000	-	-
Office and equipment leases	No	834	347	487	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		$71,190	$15,303	$49,287	$6,600	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Management believes that future cash flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs. The existing banking arrangements at June 30, 2008 consist of a Revolving Credit Facility of $50.0 million.

The table below shows cash outflows for financial derivative instruments based on forward curve prices for Dated Brent oil of $138.86/Bbl at June 30, 2008:

Less than 1 year	$15,004
1-3 years	11,562

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the derivative commodity contracts were classified as both current and long-term liabilities on the Balance Sheet as at June 30, 2008 as there is no intent to early settle these derivative instruments. With $15.0 million of the derivative commodity contracts classified as current liabilities, $11.6 million of the derivative commodity contracts were classified as long-term liabilities.

15.         Commitments and Contingencies

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining amount to be spent by TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.         Segmented information

	Egypt		Yemen		Total
	Six Months Ended June 30
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and	$27,697	$-	$41,192	$28,235	$68,889	$28,235
other
Other income	33	-	-	-	33	-

Total revenue	27,730	-	41,192	28,235	68,922	28,235

Segmented expenses
Operating	2,037	-	6,351	4,373	8,388	4,373
Depletion and depreciation	10,921	3,904	6,173	6,268	17,094	10,172
Income taxes	8,639	-	10,167	4,497	18,806	4,497

Total segmented expenses	21,597	3,904	22,691	15,138	44,288	19,042

Segmented income	$6,133	$(3,904)	$18,501	$13,097	26,331	9,193

Non-segmented expenses
Derivative loss on commodity contracts					24,345	154
General and administrative					5,137	2532
Interest on long-term debt					4,285	-
Foreign exchange gain					(13)	(43)
Depreciation					77	71
Other income					(101)	(40)

Total non-segmented expenses					33,730	2,674

Net income from continuing operations					(9,096)	6,519
Net income from discontinued
operations (Note 4)					8,189	1,804

Net income					$(907)	$8,323

Capital expenditures	$6,513	$3,621	$4,581	$10,912	$11,094	$14,533
Corporate	-	-	-	-	84	-
Acquisition	-	-	-	-	36,602	-

					$47,780	$14,533

26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Egypt		Yemen		Total
	Three Months Ended June 30
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and	$17,632	$-	$21,909	$15,632	$39,541	$15,632
other
Other income	2	-	-	-	2	-

Total revenue	17,634	-	21,909	15,632	39,543	15,632

Segmented expenses
Operating	1,326	-	3,139	3,009	4,465	3,009
Depletion and depreciation	5,994	3,892	3,111	3,274	9,105	7,166
Income taxes	5,515	-	6,059	2,495	11,574	2,495

Total segmented expenses	12,835	3,892	12,309	8,778	25,144	12,670

Segmented income	$4,799	$(3,892)	$9,600	$6,854	14,399	2,962

Non-segmented expenses
Derivative loss on commodity contracts					20,434	195
General and administrative					2,865	1,329
Interest on long-term debt					2,604	-
Foreign exchange gain					(26)	1
Depreciation					40	37
Other income					(69)	(23)

Total non-segmented expenses					25,848	1,545

Net income from continuing operations					(11,449)	1,417
Net income from discontinued
operations (Note 4)					6,084	926

Net income					$(5,365)	$2,343

Capital expenditures	$3,195	$1,432	$1,634	$6,792	$4,829	$8,224
Acquisition					-	-

					$4,829	$8,224

	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
	2008	2007	2008	2007	2008	2007

Property and equipment	$94,519	$62,316	$51,491	$53,163	$146,010	$115,479
Goodwill	7,954	4,313	-	-	7,954	4,313
Other	33,806	13,464	13,645	5,906	47,451	19,370
Segmented assets	$136,279	$80,093	$65,136	$59,069	201,415	139,162
Non-segmented assets					2,856	8,896
Discontinued operations					1,264	56,161

Total assets					$205,535	$204,219

17.         Comparative figures

Certain comparative figures have been reclassified to conform with current period presentation.

27

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,3]	Olympia Trust Company
Director, Chairman of the Board	Calgary, Alberta

Ross G. Clarkson
Director, President & CEO	LEGAL COUNSEL

Lloyd W. Herrick	Burnet, Duckworth & Palmer, LLP
Director, Vice President & COO	Calgary, Alberta

Erwin L. Noyes[2,3,4]
Director	BANKER

Geoffrey C. Chase[1,2,4]	Standard Bank Plc
Director	London, England

Fred J. Dyment[1,3,4]
Director	AUDITOR

David C. Ferguson	Deloitte & Touche, LLP
Vice President, Finance, CFO & Corporate Secretary	Calgary, Alberta

1. Audit Committee	EVALUATION ENGINEERS
2. Reserves Committee
3. Compensation Committee	DeGolyer and MacNaughton Canada Limited
4. Governance and Nominating Committee	Calgary, Alberta

STOCK EXCHANGE LISTINGS	HEAD OFFICE

TSX: TGL	2500, 605 – 5th Avenue S.W.
NASDAQ: TGA	Calgary, Alberta, Canada, T2P 3H5

Telephone: (403) 264-9888
INVESTOR RELATIONS	Facsimile: (403) 264-9898

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary	EGYPT OFFICE
Telephone: (403) 268-9868
Email: investor.relations@trans-globe.com	8, Abd El-Hamid Hassan Street
8th District
Web site: www.trans-globe.com	Nasr City, Cairo, Egypt

	Six Months Ended June 30		Three Months Ended June 30
Share Information	2008	2007	2008	2007
TSX: Price per share – TSX (C$)
High	5.70	6.09	5.70	5.09
Low	4.31	3.50	4.54	4.10
Close	5.17	4.75	5.17	4.75
Average daily trading volume	60,713	37,736	52,323	43,300

NASDAQ: Price per share – NASDAQ (US$)*
High	5.80	5.17	5.64	4.60
Low	4.20	3.65	4.45	3.79
Close	5.06	4.46	5.06	4.46
Average daily trading volume*	180,835	192,892	180,188	181,641

*      Figures before January 18, 2008 represent share information from the American Stock Exchange.